Exhibit 99.44

F3 Welcomes Rebecca Greco to the Board of Directors

Kelowna, British Columbia--(Newsfile Corp. - December 18, 2024) - F3 Uranium Corp. (TSXV: FUU) (OTCQB: FUUFF) (FSE: GL7), (“F3” or the “Company”) is pleased to announce the appointment of Rebecca Greco to the Board of Directors.

Rebecca is an accomplished corporate communications professional with over 15 years experience working with both private and public companies in the resource, technology (including biotech) and aerospace sectors. She has worked in Canada and in the UK and managed rebranding campaigns, provided strategic and project leadership to management, published subscription-based research and spearheaded multiple investor relations programs on a global scale.

Dev Randhawa, CEO of F3, commented, “We are excited to have Rebecca join the F3 Board of Directors. Her extensive knowledge and experience in the communications and resource sectors will be a significant benefit to our board and management team.”

About F3 Uranium Corp.

F3 Uranium is a uranium exploration company advancing its newly discovered high-grade JR Zone and exploring for additional mineralized zones on its 100%-owned Patterson Lake North (PLN) Project in the southwest Athabasca Basin. PLN is accessed by Provincial Highway 955, which transects the property, and the new JR Zone discovery is located ~25km northwest of Fission Uranium’s Triple R and NexGen Energy’s Arrow high-grade uranium deposits. This area is poised to become the next major area of development for new uranium operations in northern Saskatchewan. The PLN project is comprised of the PLN, Minto and Broach properties.

F3 Uranium Corp. Contact Information
Investor Relations
Telephone: 778 484 8030
Email: ir@f3uranium.com

ON BEHALF OF THE BOARD
“Dev Randhawa”
Dev Randhawa, CEO

The TSX Venture Exchange have not reviewed, approved, or disapproved the contents of this press release, and do not accept responsibility for the adequacy or accuracy of this release.

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